BY EDGAR

January 18, 2017

John Dana Brown, Esq., Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Tempus Applied Solutions Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 19, 2017 File No. 333-221048

Dear Mr. Brown,

On behalf of my client, Tempus Applied Solutions Holdings, Inc. (the “Company”), I am submitting to you below the Company’s response to the comment of the SEC Staff contained in Staff’s letter dated January 10, 2018, with respect to the above-referenced filing (the “Registration Statement”).

For your convenience, the text of the comment is set forth below, followed by the Company’s response.

General

1.

We note your response to our prior comment 2. Please explain to us how the shares you are registering for resale pursuant to the equity line agreement are less than 1/3 of your public float. It appears from footnote 3 on page 58 that Mr. Brady is an affiliate because he beneficially owns 3,344,324 shares indirectly and 108,750 shares directly, which together represent 19.4% of your total outstanding shares. This suggests that your public float is at most 14,352,160, and may be even smaller if there are any additional shares owned by directors or officers. Additionally, please revise your other disclosures as appropriate including the percentage of outstanding securities represented by the shares being registered under the equity line agreement.

In response to the Staff’s comment, the Company agrees to reduce the number of shares to be registered pursuant to the Registration Statement to 4,000,000 shares.

The Company confirms to the Staff that there are no shares owned by any director or officer.

As a result, the “public float” would be reduced from 15,494,512, as stated in the Registration Statement, by the 3,453,074 shares held directly and indirectly by Mr Brady, resulting in a public float of 12,041,438 shares. The 4,000,000 shares to be registered would represent less than one third of such amount.

The relevant disclosure in the Registration Statement would read as follows:

“At present, however, we are registering only 4,000,000 shares for resale by GHS, representing 22.5% of our outstanding shares, and 33.2% of our outstanding shares held by non-affiliates of the Company, as of the date hereof (17,805,234 shares of common stock outstanding, of which 12,041,438 shares are held by non-affiliates of the Company).”

* * * * *

Thank you in advance for your prompt review of this response to your comment letter dated January 10, 2018. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned by phone at 011-33-1-3071-6974 or 011-33-1-6026-3876 (cell), or by email at lee.neumann@uslaw.fr.

Very truly yours,

/s/ Lee D. Neumann
Lee D. Neumann

cc:	Johan A. Bergendorff
Tempus Applied Solutions Holdings, Inc.